                                                                  Exhibit 99(c)

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                            BUSINESS ENVIRONMENT

McDonald & Company Investments, Inc. ("the Company"), operates a full-service, regional investment banking, investment advisory and brokerage business through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"). The Company is involved in the origination, underwriting, distribution, trading, and brokerage of fixed income and equity securities, and provides investment advisory services.

The profitability of the Company is sensitive to many factors, including the level of securities trading volume and the volatility and general level of market prices. Many of its activities have high operating costs which do not decrease with reduced levels of activity. Sustained periods of reduced volume, or loss of clients, could have adverse effects upon profitability.

The Company faces increasing competition from commercial banks and thrift institutions as these institutions offer certain investment banking and corporate and individual financial services traditionally provided only by securities firms. The Company anticipates regulation of the securities industry to increase and that compliance with regulations may become more difficult. At present, the Company is unable to predict the extent of changes that may be enacted, or the effect on the Company's business.

The Company has formulated a comprehensive strategic plan which is periodically reviewed and revised as business conditions dictate. The plan emphasizes the Company's historical roots as a regional brokerage and investment banking firm. The Company has focused on the Ohio, Michigan, and Indiana markets by increasing the number of sales representatives covering individual investors, as well as increasing investment banking activities in this region. The Company's institutional equity and fixed income sales departments cover accounts throughout the United States and internationally.

On October 4, 1991, Gradison & Company Incorporated ("Gradison"), merged with McDonald Securities. In connection with the merger, stockholders of Gradison received a combination of shares of Common Stock and cash having an aggregate value of approximately $22,723,000. Additional cash consideration of approximately $3,200,000 will be paid in 1994 if certain performance criteria are met. Gradison operated as a full-service regional brokerage and investment advisory firm headquartered in Cincinnati, Ohio, with a primary market of Southwestern Ohio and Northern Kentucky. Subsequent to the merger, Gradison is operating as a division of McDonald Securities.

The merger allowed the Company to increase the size of its retail sales force and its customer base and gave the Company a strong presence in Southwestern Ohio, and also added significant asset management capabilities.

                       LIQUIDITY AND CAPITAL RESOURCES

The majority of the Company's assets are highly liquid and short-term in nature. Cash and liquid assets, principally receivables from customers, brokers and dealers, securities purchased under agreements to resell, and securities owned, represented approximately 92% of the Company's assets at March 25, 1994. These assets are financed by a number of sources, including the Company's subordinated debt, capital and short-term borrowings, and securities sold under agreements to repurchase.

At March 25, 1994, McDonald Securities had outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 of each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness and general creditors of McDonald Securities. In addition to providing additional long-term

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
financing, the notes have been approved by the New York Stock Exchange, Inc., for inclusion in McDonald Securities' regulatory capital.

On September 17, 1993, the Company announced that it would redeem all $12,205,000 in outstanding principal amount of its 8% Convertible Subordinated Debentures due March 1, 2011, on October 29, 1993, at a price of 102.4%, plus accrued interest. (See Note E to the Consolidated Financial Statements.) In light of the market level of interest rates, the Company felt that this was an appropriate opportunity to reduce its total debt and to reduce interest costs. On October 29, 1993, a total of $12,008,000 principal amount of the debentures was converted into shares of common stock, and as a result, 993,694 shares were issued with cash paid in lieu of fractional shares. The remaining $197,000 par value of debentures were redeemed at 102.4% of par value plus accrued interest to October 29, 1993, for a total cash payment of $204,310.

Changes in the levels of securities owned and in customer and broker receivables directly affect the Company's financing arrangements. The Company has available lines of credit of $318,000,000, of which $237,525,000 was unused as of March 25, 1994. Management believes that funds from operations, available lines of credit and long-term borrowings provide sufficient resources to meet present and anticipated financial needs.

Certain minimum amounts of capital must be maintained by the Company's principal broker/dealer subsidiary, McDonald Securities, to satisfy the regulatory requirements of the Securities and Exchange Commission and the New York Stock Exchange. The regulatory requirements represent Uniform Net Capital Rules designed to measure the general financial integrity and liquidity of registered broker/dealers and to provide minimum acceptable net capital levels to meet the continuing commitments to customers. Net capital, as defined, changes from day to day. At March 25, 1994, McDonald Securities was in compliance with the Uniform Net Capital Rules and had net capital of $64,840,000, which was $62,305,000 in excess of the minimum required.

                            RESULTS OF OPERATIONS

The following table summarizes the changes in the major categories of revenues and expenses for the fiscal years ended March 25, 1994, March 26, 1993, and March 27, 1992.

                                                             FISCAL 1994                           FISCAL 1993
                                                               VERSUS                                 VERSUS
(In thousands)                                               FISCAL 1993                           FISCAL 1992
                                                        ------------------------------------------------------------
REVENUES
    Underwriting and Investment Banking   . .           $ 21,277          50%                 $ 13,107          44%
    Principal Transactions  . . . . . . . . .             (7,815)        (13)                   15,212          34
    Commissions   . . . . . . . . . . . . . .             13,121          33                     9,807          32
    Investment Management Fees  . . . . . . .              2,222          18                     5,259          74
    Interest and Dividends  . . . . . . . . .              1,480          11                      (967)         (7)
    Other   . . . . . . . . . . . . . . . . .                578          11                     3,336         184
                                                        ------------------------------------------------------------
                                                        $ 30,863          18%                 $ 45,754          36%
                                                        ============================================================

EXPENSES
    Employee Compensation and Benefits  . . .           $ 17,307          17%                 $ 28,936          41%
    Interest  . . . . . . . . . . . . . . . .              1,598          21                    (1,846)        (19)
    Communications  . . . . . . . . . . . . .              1,215          13                     1,894          24
    Occupancy and Equipment   . . . . . . . .              1,773          18                     2,250          30
    Promotional and Development   . . . . . .                616           9                     2,527          60
    Floor Brokerage and Clearance   . . . . .                 78           3                       337          14
    Taxes, Other than Income Taxes  . . . . .                818          19                       709          20
    Other Operating Expenses  . . . . . . . .             (2,530)        (29)                    3,323          63
                                                        -------------------------------------------------------------
                                                        $ 20,875          14%                 $ 38,130          34%
                                                        =============================================================

                                                                      - 51 -

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                    FISCAL 1994 COMPARED WITH FISCAL 1993

Total revenues for the fiscal year ended March 25, 1994, were $204,680,000, an increase of $30,863,000, or 18%, from the revenues of $173,817,000 for the fiscal year ended March 26, 1993.

Net income for the fiscal year ended March 25, 1994, was $21,588,000, or $2.38 per share, compared to $16,050,000, or $1.92 per share, for the fiscal year ended March 26, 1993, an increase in net income of 35%.

The average number of shares and share equivalents outstanding was 9,076,000 for the fiscal year ended March 25, 1994, compared with 8,377,000 for the fiscal year ended March 26, 1993.

On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to shareholders of record August 10, 1993. Share and per share information has been adjusted for the stock dividend as if it had occurred at the beginning of each period presented.

Revenues from Underwriting and Investment Banking increased $21,277,000, or 50%, for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. Revenues from corporate underwriting and investment banking increased $22,764,000, or 83%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. This was caused by increases in managed and co-managed originations, participation in syndicate groups and private placements of equity and taxable debt securities in the current fiscal year. These increases are attributable primarily to continued favorable market conditions for such offerings. Partially offsetting the increase, revenues from public finance decreased $2,289,000, or 17%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Public finance revenues were very strong in the prior fiscal year caused by favorable market conditions. Revenues from mergers and acquisitions and other financial advisory fees increased $802,000, or 37%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year.

Revenues from Underwriting and Investment Banking activities are highly dependent on general market conditions for such business activities. Market conditions for underwriting and investment banking services can be affected by political and economic events, both in the United States and abroad. To the extent future events are unpredictable, uncertainty will be a factor in the level of McDonald Securities' business activity. Also, competitive pressure from other entities providing investment banking services can and will have an effect on the success of the Company in obtaining such business and on the prices which can be charged for investment banking and underwriting services. The management of the Company believes it can compete effectively in this segment of its business activities.

Revenues from Principal Transactions decreased $7,815,000, or 13%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, United States government bonds and mortgage-backed securities, decreased $14,770,000, or 37%. This decrease in revenues from principal transactions in taxable fixed-income securities was caused by less favorable market conditions in the current fiscal year.

For the fiscal year ended March 25, 1994, revenues from trading corporate bonds declined $5,214,000, or 31%, and revenues from mortgage-backed securities declined $6,326,000, or 43%. These declines were generally attributable to a less favorable market environment for taxable fixed income securities.
Investor interest in fixed income securities has declined over the current fiscal year because of the recent rises in interest rates and uncertainties related to the level of interest rates in the near future. During the fiscal year ended March 25, 1994, revenues from the Company's fixed income arbitrage area declined $4,843,000 from revenues of $1,125,000 for the fiscal year ended March 26, 1993, to a loss of $3,718,000 for the fiscal year ended March 25, 1994. The loss for the fiscal year ended March 25, 1994, of $3,718,000 was caused by a trading loss of $5,600,000 experienced in the months of February and March, 1994. This loss was caused by the rapid deterioration of the fixed income markets during those months. The Company has since eliminated fixed income arbitrage activities.

Revenues from trading municipal bonds increased $1,622,000, or 26%, for the current fiscal year, primarily because of improved market conditions.

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Revenues from principal transactions in equity securities increased $5,333,000, or 41%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Substantially all of the increase was attributable to an increase in revenues from trading unlisted equity securities because of investor demand for such products and expansion of the retail sales force.

Commissions revenue increased $13,121,000, or 33%, for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. The increase in commission revenue reflects higher volume resulting from both improved market conditions and the increase in the size of the retail sales force. During the current fiscal year, low interest rates and a strong stock market encouraged investor participation in the equity markets. The increase in commission revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $7,603,000, or 29%, for the current fiscal year, and an increase in revenues from mutual fund sales of $4,408,000, or 40%, for the current fiscal year.

Revenues from Investment Management Fees include advisory fees from the Company's mutual funds, money market funds, and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $2,222,000, or 18%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Advisory fees from the Company's mutual funds and money market funds increased $756,000, or 9%, and revenues from investment management fees related to individual managed accounts increased $1,466,000 or 34%. These increases were caused by an increase in assets under management.

Interest and Dividend income increased $1,480,000, or 11%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase was caused primarily by a higher level of customer margin loans and securities owned in the current fiscal year.

Other income increased $578,000, or 11%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase was primarily caused by increases in service fees and other fee income related to the expansion of the retail business.

Operating expenses (total expenses before interest) increased $19,277,000, or 14%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Employee Compensation and Benefits increased $17,307,000, or 17%, for the current fiscal year. Commission and other sales compensation expense increased $10,306,000, or 20%, for the current fiscal year, primarily as a result of the increase in revenues. Other clerical and administrative expenses increased $4,251,000, or 15%, for the current fiscal year. The increase in other clerical and administrative expense represents compensation and employee benefits costs related to an increase in the professional and support staff during the current fiscal year. The remaining $2,750,000 increase in employee compensation represents increases in incentive compensation and profit sharing accruals, which are directly related to the significant improvement in profitability.

All other operating expenses increased $1,970,000, or 5%, for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. The increase in all other operating costs reflects the communications, occupancy and equipment, promotional, and other operating costs related to the expansion of the Company's business.

For the fiscal year ended March 25, 1994, Communications expenses increased $1,215,000, or 13%, primarily because of increased volume and the effect of the expansion of the business, including costs related to opening new branches.

For the fiscal year ended March 25, 1994, Occupancy and Equipment costs increased $1,773,000, or 18%, reflecting increases in rent, equipment, and other occupancy costs in the Company's administrative office, and in the branch system.

Promotional and Development expenses increased $616,000, or 9%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase reflects increases in media advertising and other business development expenses.
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
Taxes Other Than Income Taxes increased $818,000, or 19%, primarily because of an increase in payroll taxes caused by higher levels of compensation and the increase in the number of employees.

Other Operating Expenses decreased $2,530,000, or 29%, for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The decrease results primarily from a decrease in litigation expenses of approximately $2,956,000.

Interest expense increased $1,598,000, or 21%, for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. This increase reflects a higher level of average short-term borrowings because of an increase in the level of securities owned and customer margin accounts. Additionally, the average rate on borrowings increased because of the issuance in January 1993, by McDonald Securities, of $25,000,000 in 8.24% Subordinated Notes.

Income before income taxes for the fiscal year ended March 25, 1994, was $34,688,000, resulting in a pre-tax return on revenues of 16.9%. For the fiscal year ended March 26, 1993, income before income taxes was $24,700,000, resulting in a pre-tax return on revenues of 14.2%.

                    FISCAL 1993 COMPARED WITH FISCAL 1992

Total revenues for the fiscal year ended March 26, 1993, were $173,817,000, an increase of $45,754,000, or 36%, from revenues of $128,063,000 for the fiscal year ended March 27, 1992.

Net income for the fiscal year ended March 26, 1993, was $16,050,000, or $1.92 per share, compared to $10,896,000, or $1.48 per share, for the fiscal year ended March 27, 1992, an increase in net income of 47%.

The average number of shares and share equivalents outstanding was 8,377,000 for the fiscal year ended March 26, 1993, compared with 7,381,000 for the fiscal year ended March 27, 1992.

Revenues from Underwriting and Investment Banking increased $13,107,000, or 44%, for the fiscal year ended March 26, 1993, when compared to the fiscal year ended March 27, 1992. Revenues from corporate underwriting and investment banking increased $7,193,000, or 36%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. This was caused by increases in managed and co-managed originations, participation in syndicate groups and private placements of equity and taxable debt securities in the current fiscal year. These increases are attributable primarily to continued favorable market conditions for such offerings. Revenues from municipal finance increased $5,288,000, or 66%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. Favorable market conditions, primarily the result of low interest rates, resulted in an increase in new municipal bond issues and refinancings. Revenues from mergers and acquisitions and other financial advisory fees increased $626,000, or 40%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year.

Revenues from Principal Transactions increased $15,212,000, or 34%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, United States government bonds, and mortgage-backed securities, increased $11,109,000, or 38%. This significant increase in revenues from principal transactions in taxable fixed-income securities was caused by favorable market conditions. Revenues from trading municipal bonds increased $961,000, or 18%, for the current fiscal year, primarily because of improved market conditions. Revenues from principal transactions in equity securities increased $3,142,000, or 31%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. Substantially all of the increase was attributable to an increase in revenues from trading unlisted equity securities because of investor demand for such products and expansion of the retail sales force. The Company from time to time held positions in certain high-yield and non-investment-grade securities in connection with arbitrage activities.

Commissions revenue increased $9,807,000, or 32%, for the fiscal year ended March 26, 1993, when compared to the fiscal year ended March 27, 1992. The increase in commission revenue reflects higher volume resulting from

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

both improved market conditions and the increase in the size of the retail sales force. During the fiscal year ended March 26, 1993, low interest rates and a strong stock market encouraged investor participation in the equity markets. The increase in commission revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $4,934,000, or 23%, for the fiscal year ended March 26, 1993, and an increase in revenues from mutual fund sales of $3,940,000, or 55%, for the fiscal year ended March 26, 1993. For the fiscal year ended March 26, 1993, commissions from mutual fund sales were positively impacted by the effect of commissions from sales of the Gradison mutual funds, which accounted for 59% of the increase for the fiscal year.

Revenues from Investment Management Fees include advisory fees from the Company's mutual fund and money market funds and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $5,259,000, or 74%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. Revenues from the Gradison division represented 95% of the increase in such revenues for the fiscal year ended March 26, 1993.

The decrease in Interest and Dividend income of $967,000, or 7%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year, was caused primarily by a lower return on interest-earning assets and lower interest rates.

Other income increased $3,336,000, or 184%, for the fiscal year ended
March 26, 1993, when compared to the prior fiscal year. Approximately $2,100,000 of the increase relates to net gains on certain venture capital investments. The remainder of the increase represents primarily increases in service fees and other fee income related to the expansion of the retail business.

Operating expenses (total expenses before interest) increased $39,976,000, or 39%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. Employee Compensation and Benefits increased $28,936,000, or 41%, for the fiscal year ended March 26, 1993. Commissions and other sales compensation expense increased $15,506,000, or 43%, for the fiscal year ended March 26, 1993, related primarily to the increase in revenues. Other clerical and administrative expenses increased $6,730,000, or 32%, for the fiscal year ended March 26, 1993. The increase in other clerical and administrative expense represents compensation and employee benefits costs related to an increase in the professional and support staff during the fiscal year ended March 26, 1993, which resulted in part from the addition of Gradison division employees at the time of the acquisition. The remaining increase in employee compensation of $6,700,000 represents increases in incentive compensation and profit-sharing accruals, which are related directly to the significant improvement in profitability.

All other operating expenses increased $11,040,000, or 36%, for the fiscal year ended March 26, 1993, when compared to the fiscal year ended March 27, 1992. The increase in all other operating costs reflects the communications, occupancy and equipment, promotional, and other operating costs related to the expansion of the Company's business, including the acquisition of the Gradison Division, which impacted expenses effective from October 4, 1991.

For the fiscal year ended March 26, 1993, Communications expenses increased $1,894,000, or 24%, primarily because of increased volume and the effect of the expansion of the business, including costs related to opening new branches and the acquisition of the Gradison Division on October 4, 1991.

For the fiscal year ended March 26, 1993, Occupancy and Equipment costs increased $2,250,000, or 30%, reflecting increases in rent, equipment and other occupancy costs in the Company's administrative office and in the branch system, and the effect of the acquisition of the Gradison Division.

Promotional and Development expenses increased $2,527,000, or 60%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. The increase reflects a planned increase in media advertising and other business development expenses.

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
reflecting higher levels of compensation, and the increase in the number of employees which resulted primarily from the acquisition of Gradison.

Other Operating Expenses increased $3,323,000, or 63%, for the fiscal year ended March 26, 1993, when compared to the prior fiscal year. The increase was caused by an increase in litigation expenses of approximately $2,730,000.

Interest expense decreased $1,846,000, or 19%, for the fiscal year ended March 26, 1993, when compared to the fiscal year ended March 27, 1992, because of a decrease in the interest rate on short-term borrowings, and a lower level of average short-term borrowings resulting from a higher capital base and a higher level of non-interest bearing accruals.

Income before income taxes for the fiscal year ended March 26, 1993, was $24,700,000, resulting in a pre-tax return on revenues of 14.2%. For the fiscal year ended March 27, 1992, income before income taxes was $17,076,000, resulting in a pre-tax return on revenues of 13.3%.
                                    - 56 -